GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

02 AUG 15 AM 12:16

02049192

24 July 2002

The United States Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094 (3-6),
450 5th Street,
Northwest,
Washington DC 20549,
USA.

SUPPL

Exemption File 82-5204

Dear Sir,

For your information I enclose a copy of an announcement sent to the London Stock Exchange today.

Yours faithfully,

S. DeRitter

pp **David Pavey**
Assistant Company Secretary

Enc.

PROCESSED
AUG 21 2002
THOMSON
FINANCIAL

COMPLIANCE/SEC/COR/notification of press release

dlw 9/19

GKN - first UK company to join Boeing Sonic Cruiser Development Team

The Boeing Company today announced that GKN Aerospace Services will join the technology development team for the Sonic Cruiser.

The Sonic Cruiser - a new aircraft concept unveiled by Boeing - has a dramatic new configuration and is designed to fly up to Mach 0.98 – just under the speed of sound. Such an aircraft would shorten travel times with fuel consumption per passenger comparable to today's best performing wide-body twinjets.

GKN is the first UK-based company to join the Sonic Cruiser programme. The Group's initiative on the Sonic Cruiser has been lead by its structures operation in St. Louis, Missouri, USA.

Kevin Smith, GKN Managing Director, Aerospace, said, "When we acquired the St Louis operation from Boeing in early 2001 a key objective, in addition to leveraging our expertise in military aircraft, was to expand our work on commercial aircraft.

"Our agreement with Boeing to join the Sonic Cruiser development team shows that we are achieving our ambitions. It also shows how research often initiated for military aircraft can lead to exciting, cost-effective opportunities for commercial aircraft."

Jeff Luckey of Boeing, Director of Supplier Management for the Sonic Cruiser programme, said: "GKN is a truly global leader in technologies such as Resin Transfer Moulding processing and propulsion structures. They have demonstrated an ability to use a global team to provide industry solutions and will be a valued member of our team."

Also on the team are Alenia Aeronautica, Fuji Heavy Industries, Kawasaki Heavy Industries, Japan Aircraft Development Corp., Mitsubishi Heavy Industries, Vought Aircraft Industries and the Boeing Commercial Airplanes Wichita Division.

GKN's involvement will focus on advanced composite materials, metallic components, and propulsion structures.

Since acquiring the St. Louis plant from Boeing, GKN has invested $40 million to expand its capabilities, including what is believed to be the largest Resin Transfer Moulding facility in the US. Resin Transfer Moulding uses an advanced system for combining carbon fiber fabric with epoxy and other resins. It results in greater quality, increased production rates and an ability to manufacture more complex close-tolerance composite parts than had previously been possible.

For further information:
GKN Corporate Communciations
+44 (0) 207 463 2354